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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                       Palomar Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   697529-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Adam D. Eilenberg
                    Ehrenreich Eilenberg Krause & Zivian LLP
                         11 East 44th Street, 17th Floor
                              New York, N.Y. 10017
                                 (212) 986-9700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 15, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.   697529-10-5                13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                             The Rockside Foundation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER   5,408,600 (including 1,800,000
     SHARES            warrants exercisable at $3.00 per share (the "Warrants"))
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             12,161,650 (including 3,000,000 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             5,408,600 (including 1,800,000 Warrants)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       12,161,650 (including 3,000,000 Warrants)

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    12,161,650 (including 3,000,000 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          16.18% (12.70% if not taking into account 3,000,000 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  697529-10-5                13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                        Mark T. Smith
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            3,713,150 (including 1,200,000 Warrants)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             12,161,650 (including 3,000,000 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             3,713,150 (including 1,200,000 Warrants)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       12,161,650 (including 3,000,000 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    12,161,650 (including 3,000,000 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          16.18% (12.70% if not taking into account 3,000,000 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     697529-10-5              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                         Logg Investment Research, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            6,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             12,161,650 (including 3,000,000 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             6,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       12,161,650 (including 3,000,000 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    12,161,650 (including 3,000,000 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          16.18% (12.70% if not taking into account 3,000,000 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     697529-10-5              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                                 Thomas O'Brien
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            18,100
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             12,161,650 (including 3,000,000 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             18,100
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       12,161,650 (including 3,000,000 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    12,161,650 (including 3,000,000 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          16.18% (12.70% if not taking into account 3,000,000 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     697529-10-5              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                        The R. Templeton Smith Foundation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            3,015,800
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             12,161,650 (including 3,000,000 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             3,015,800
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       12,161,650 (including 3,000,000 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    12,161,650 (including 3,000,000 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          16.18% (12.70% if not taking into account 3,000,000 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D




Item 1. Security and Issuer

     This statement relates to the Common Stock, $.01 par value, of Palomar Medical Technologies, Inc. (the "Issuer"), which has its principal executive office at 45 Hartwell Avenue, Lexington, MA 02173. This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting persons specified herein as of April 15, 1999 and amends the Schedule 13 D filed on August 3, 1998, Amendment No. 1 filed on December 22, 1998, Amendment No. 2 filed on January 25, 1999, and Amendment No. 3 filed on February 16, 1999
("Amendment No. 3"; collectively the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

Item 3. Source and Amount of Funds or Other Consideration

     Based upon the Issuer's recent disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 1998 that there are 72,145,509 shares of Common Stock outstanding as of March 2, 1999, an amount higher than the number of shares outstanding disclosed in prior reports relied upon by the Reporting Persons, the percentage of ownership held by the Reporting Persons has decreased since the filing of Amendment No. 3. No securities of the Issuer have been disposed of, however, by the Reporting Persons.

     As of November 24, 1998, the 3,000,000 Warrants (the "Warrants") acquired by The Rockside Foundation ("Rockside") and Mark T. Smith ("Smith") in July 1998 became exercisable within 60 days, and are therefore deemed to be presently exercisable. The $3.00 exercise price of the Warrants is substantially in excess of the current market price for the Common Stock and neither Rockside nor Smith have any current intention of exercising any of their Warrants. If the shares of Common Stock issuable upon exercise of the Warrants are included with the shares of Common Stock currently held by the Reporting Persons, as provided in Rule 13(d)-3(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the percentage of the entire class of Common Stock beneficially held by the Reporting Persons is 16.18%. Without including such shares of Common Stock, the percentage of the entire class of Common Stock beneficially held by the Reporting Persons is 12.70%.

Item 4. Purpose of Transaction

     Each of the Reporting Persons acquired the Additional Shares of Common Stock for investment purposes. Representatives of the Reporting Persons have had discussions with management and with members of the Board of Directors of the Issuer about the possibility of joining the Board and intend to request a meeting with Board members to discuss methods of maximizing or enhancing stockholder value.

     Although they have no current intention to do so, depending on market conditions and other factors, the Reporting Persons may acquire additional shares, or, subject to the provisions of Section 16 of the Exchange Act, sell all or a portion of their shares of Common Stock or Warrants. Except as described in the foregoing paragraph, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: April 15, 1999

                                           THE ROCKSIDE FOUNDATION

                                           By: /s/ John B. Haley
                                              ----------------------------------
                                               Name:  John B. Haley
                                               Title: President


                                               /s/ Mark T. Smith
                                              ----------------------------------
                                                   Mark T. Smith


                                           LOGG INVESTMENT RESEARCH, INC.

                                           By: /s/ Thomas O'Brien
                                              ----------------------------------
                                               Name:  Thomas  O'Brien
                                               Title: President

                                              /s/ Thomas O'Brien
                                              ----------------------------------
                                                  Thomas  O'Brien


                                           THE R. TEMPLETON SMITH FOUNDATION

                                           By: /s/ Edward C. Smith
                                              ----------------------------------
                                               Name:  Edward C. Smith
                                               Title: Treasurer


(120496DTI)